NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION


                                                                 20 October 2006

                             RECOMMENDED ACQUISITION
                                       of
                                 Corus Group plc
                                       by
 Tata Steel UK Limited, a wholly-owned indirect subsidiary of Tata Steel Limited


Summary

o The boards of Tata Steel and Corus are pleased to announce their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus Share, valuing Corus at (pound)4.3 billion.

o Tata Steel is India's largest private sector steel company with 2005/06 revenues of US$5.0 billion and crude steel production of 5.3 million tonnes across India and South-East Asia. It is a vertically integrated manufacturer and is one of the world's most profitable and value creating steel companies. Tata Sons, Tata Steel and other Tata companies had combined revenues in 2005/06 of approximately US$22 billion. Tata Sons' current investments are valued at approximately US$50 billion.

o Corus is Europe's second largest steel producer with revenues in 2005 of (pound)9.2 billion and crude steel production of 18.2 million tonnes, primarily in the UK and the Netherlands.

o The combination is strategically compelling, creating a vertically integrated global steel group:

     - fifth largest global steel producer with pro forma crude steel production of 23.5 million tonnes in 2005

     - high quality, low cost, attractive growth platform in Asia combined with a leading European steel player

     - high value-added product mix and strong market positions in automotive, construction and packaging

     - a more resilient business model and a strong platform for further growth

     -    a strong and committed combined management team

     -    a common business culture and shared values

o    The price of 455 pence per Corus Share represents:

     (i) on an enterprise value basis, a multiple of approximately 7.9 times underlying EBITDA from continuing operations for the twelve months to 1 July 2006 (excluding, inter alia, the non-recurring pension credit of (pound)96 million) and a multiple of approximately 5.4 times underlying EBITDA from continuing operations for the year ended 31 December 2005; and

     (ii) a premium of approximately 26.2 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last business day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus.

o Tata Steel has held constructive and satisfactory discussions with Corus' two main UK pension schemes and has offered:

     (i) to fund upfront the IAS 19 deficit on the Corus Engineering Steels Pension Scheme by paying (pound)126 million into the scheme; and

     (ii) to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009.

o The Acquisition will be made by Tata Steel UK, a wholly-owned indirect subsidiary of Tata Steel, and will be implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985.

o The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC (as independent financial adviser for the purposes of Rule 3 of the City Code), consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend to unanimously recommend that Corus Shareholders vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Corus Shares, representing approximately 0.1 per cent. of the existing share capital of Corus. In providing their advice, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.



Commenting on today's announcement, Ratan Tata, Chairman of Tata Steel, said:

"This proposed acquisition represents a defining moment for Tata Steel and is entirely consistent with our strategy of growth through international expansion.

"Corus and Tata Steel are companies with long, proud histories. We have compatible cultures of commitment to stakeholders and complementary strengths in technology, efficiency, product mix and geographical spread.

"Together we will be even better equipped to remain at the leading edge of the fast changing steel industry."


Jim Leng, Chairman of Corus, said:

"This offer from Tata Steel reflects the substantial value created for Corus shareholders since the placing and open offer and launch of our "Restoring Success" programme in 2003.

In the middle of last year, my board agreed a strategic way forward for Corus to seek access to low cost production and high growth markets. Consistent with this, the Company held talks with a number of parties from Brazil, Russia and India. This transaction represents the culmination of these talks.

This combination with Tata, for Corus shareholders and employees alike, represents the right partner at the right time at the right price and on the right terms. This creates a well balanced company, strategically well placed to compete in an increasingly competitive global environment."

Tata Steel and Corus will host a conference call and webcast for UK analysts at
9.30 a.m. (London time) today to discuss this announcement. The dial-in number is +44 (0) 20 7131 2740. The webcast URL is http://www.rawcoms.com/content/corporate/tatacorus/0611020b/index.html Tata
Steel will host a video conference for Indian analysts at 10.30 a.m. (London time) today. The dial in number is +44 (0) 20 7131 2740. The webcast URL is: http://www.rawcoms.com/content/corporate/tatacorus/0611020c/index.html

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.

Appendix I sets out certain further terms and conditions of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains certain details relating to the irrevocable undertakings given by the Corus Directors. Appendix IV contains the definitions of certain terms used in this announcement.


Enquiries:

Tata Steel Limited
Koushik Chatterjee, Vice President Finance             Tel: +91 (0) 22 5665 8112
Sanjay Choudhry, Head of Corporate Communications      Tel: +91 (0) 22 5665 7289

ABN AMRO (financial adviser to Tata Steel and broker to the Acquisition)
Jitesh Gadhia                                          Tel: +44 (0) 20 7678 7678
Richard Walker                                         Tel: +44 (0) 20 7678 1451
Peter Meinertzhagen (corporate broking)                Tel: +44 (0) 20 7678 8000
Paul Nicholls (corporate broking)                      Tel: +44 (0) 20 7678 8000

Deutsche Bank (financial adviser to Tata Steel and broker to the Acquisition)
Brett Olsher                                           Tel: +44 (0) 20 7545 8000
Anthony Parsons                                        Tel: +44 (0) 20 7545 8000
Charlie Foreman (corporate broking)                    Tel: +44 (0) 20 7545 8000

Financial Dynamics (PR adviser to Tata Steel - UK)     Tel: +44 (0) 20 7269 7121
Andrew Lorenz
Richard Mountain
Christopher Clark

Vaishnavi Corporate Communications (PR adviser to Tata Steel - India)
Manoj Warrier                                          Tel: +91 (0) 22 6656 8787
Natasha Pal                                            Tel: +91 (0) 22 6656 8787
Vishal Mehta                                           Tel: +91 (0) 22 6656 8787

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4504

Credit Suisse (lead financial adviser to Corus)
James Leigh-Pemberton                                  Tel: +44 (0) 20 7888 8888
Jeremy Fletcher                                        Tel: +44 (0) 20 7888 8888
Zachary Brech                                          Tel: +44 (0) 20 7888 8888

JPMorgan Cazenove (joint financial adviser and corporate broker to Corus)
Edmund Byers                                           Tel: +44 (0) 20 7588 2828
Barry Weir                                             Tel: +44 (0) 20 7588 2828
Matthew Lawrence                                       Tel: +44 (0) 20 7588 2828

HSBC (Rule 3 adviser to Corus)
Adrian Coates                                          Tel: +44 (0) 20 7992 2326
Charles Packshaw                                       Tel: +44 (0) 20 7992 2162
Raj Kohli                                              Tel: +44 (0) 20 7992 2328
Jan Sanders                                            Tel: +44 (0) 20 7992 2115

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg

      NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION



                                                                 20 October 2006

                             RECOMMENDED ACQUISITION
                                       of
                                 Corus Group plc
                                       by
 Tata Steel UK Limited, a wholly-owned indirect subsidiary of Tata Steel Limited


1.    Introduction

On 5 October 2006, Tata Steel Limited ("Tata Steel") announced that it was evaluating various opportunities including Corus Group plc ("Corus") and subsequently, on 17 October 2006, Corus announced that discussions between Corus and Tata Steel were taking place regarding a possible recommended offer.

The boards of Tata Steel, Tata Steel UK Limited ("Tata Steel UK") and Corus are now pleased to announce their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus Share and 910 pence in cash for each Corus ADS. The Acquisition will be made by Tata Steel UK, a wholly-owned indirect subsidiary of Tata Steel, recently incorporated in England and Wales for the purpose of making the Acquisition. The Acquisition is proposed to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

Tata Steel is India's largest private sector steel company with 2005/06 revenues of $5.0 billion and crude steel production of 5.3 million tonnes across India and South-East Asia. It is a vertically integrated manufacturer and is one of the world's most profitable and value creating steel companies. Tata Sons Limited ("Tata Sons"), Tata Steel and other Tata companies had combined revenues in 2005/06 of approximately $22 billion. Tata Sons' current investments are valued at approximately $50 billion.

Further information on Tata Steel is set out in paragraph 10 of this announcement.

2.    The Acquisition

It is intended that the Acquisition will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. Under the terms of the Scheme, which will be subject to the further terms and conditions set out below in Appendix I to this announcement and the full terms and conditions to be set out in the Scheme Document, Corus Shareholders holding Corus Shares at the Scheme Record Date will receive, subject to elections made under the Loan Note Alternative:

                   for each Corus Share     455 pence in cash

This represents a price of 910 pence in cash for each Corus ADS.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately (pound)4.3 billion and the Price represents:

      (i) on an enterprise value basis, a multiple of approximately 7.9 times underlying EBITDA from continuing operations for the twelve months to 1 July 2006 (excluding, inter alia, the non-recurring pension credit of (pound)96 million) and a multiple of approximately 5.4 times underlying EBITDA from continuing operations for the year ended 31 December 2005;

      (ii) a premium of approximately 26.2 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last business day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

      (iii) a premium of approximately 19.5 per cent. to the average closing mid-market price of 380.7 pence per Corus Share for the month ended 4 October 2006, being the last business day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus; and

      (iv) a premium of approximately 11.7 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006, being the last business day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus.

If the Scheme becomes effective, subject to elections made under the Loan Note Alternative, a payment of 455 pence in cash per Corus Share will be despatched or, where appropriate, credited through CREST to Corus Shareholders within 14 days of the Effective Date. ADS Holders will receive their consideration from the ADS Depositary through the Corus ADS programme in accordance with the terms of the Deposit Agreement.

Holders of interests in Corus Shares listed on the Amsterdam Stock Exchange will receive their consideration in accordance with customary Dutch clearing and settlement practice.

If the Scheme becomes effective, the ADS Depositary will provide registered holders of Corus ADSs with information regarding the surrender of their Corus ADSs. Additional settlement arrangements for ADS Holders will be set out in the Scheme Document.

Under the Scheme, US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Appropriate proposals will be made in due course to participants in the Corus Share Schemes as well as to holders of the Convertible Bonds. It is proposed that the Corus Deferred Shares will be cancelled for no consideration pursuant to the Proposals.


3.    Background to and reasons for the recommendation

Since the placing and open offer and the launch of the "Restoring Success" programme, introduced by Philippe Varin in June 2003, Corus has delivered substantial value for shareholders.

This programme was designed to deliver a (pound)680 million improvement in earnings before interest, tax and depreciation, to turn Corus' performance around and realise its true potential. Restoring Success will be completed by the end of 2006 and has underpinned the significant improvement in the Company's financial performance. As well as savings through cost reductions and improved operational efficiency, the programme has also delivered significant improvements in Corus' safety performance and customer service levels.

The completion of the sale of Corus' downstream aluminium assets in August 2006 was also an important step in the company's strategy to focus on and develop its carbon steel businesses, in addition to further strengthening its balance sheet.

In August 2005, the board set out how it intended to take Corus forward, beyond Restoring Success. As part of this future strategy Corus would look to secure access to lower cost steel to support the cost competitiveness of its European assets going forward, as well as pursuing opportunities in high growth markets.

Corus has consistently acknowledged the benefits of a combination with a producer in a low cost region, particularly one with access to raw materials, and has worked with its advisers to investigate a range of options. Since August 2005, the Company has had talks with a number of parties regarding a range of possible transactions, including with Tata Steel. This transaction represents the culmination of those talks. The combination of the two businesses will enable Corus to compete on a global scale in an increasingly competitive environment and the Proposals from Tata Steel provide an attractive price for Corus Shareholders.


4.    Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend to unanimously recommend that Corus Shareholders vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Corus Shares, representing approximately 0.1 per cent. of the existing share capital of Corus.

Credit Suisse is acting as lead financial adviser to Corus but, with the consent of Corus, is providing acquisition finance to Tata Steel in relation to the Acquisition and, as a consequence, is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus on the Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.


5.    Background to and reasons for the Acquisition

The proposed acquisition of Corus by Tata Steel is consistent with Tata Steel's stated globalisation strategy. Tata Steel, which is one of the most profitable and value-creating steel companies in the world, has made a number of value-adding acquisitions which have been successfully integrated.

Tata Steel has in recent years pursued a robust strategy to produce cost competitive steel which caters to high-end product customers in the automotive, appliances and construction segments. Tata Steel has significant presence within these chosen segments in the high growth markets of the Indian sub-continent and South-East Asia. Tata Steel has an extensive presence through distribution networks in India and South-East Asia including Singapore, Thailand, Vietnam, Philippines and Australia. Tata Steel also has a significant focus on branding of its finished products and derives over US$1 billion in revenue from branded products such as cold rolled products, galvanised sheets, wires, tubes and rebars.

Consistent with this strategy, Tata Steel has set out an ambitious growth plan involving expansion of its Jamshedpur facilities from 5 mtpa to 10 mtpa by 2010, setting up greenfield projects in Kalinganagar (state of Orissa in India), Chhattisgarh and Jharkhand over the next decade. This plan would increase Tata Steel's crude steel capacity in India to more than 20 mtpa.

Tata Steel is also exploring options to set up capacity in Bangladesh and Iran. Further, Tata Steel has, as part of its strategy to play a role as an active consolidator in the steel industry, acquired around 3.7 mtpa finishing capacity in South-East Asia through NatSteel Asia and Millennium Steel. Tata Steel now has presence in several countries in South-East Asia including Singapore, Thailand, Vietnam, Philippines, China and Australia. These acquisitions are being successfully integrated through various processes including sharing of best practices and knowledge management, cost reduction and product mix enrichment.

The above strategy demonstrates Tata Steel's vision of producing cost competitive intermediate steel close to raw material sources and finishing the high end products in developed markets.

In continuation of this strategy, Tata Steel has been looking at various opportunities globally for a possible strategic investment and to consolidate its position as a leading global steel company. Corus, as a leading European steel company with 18.2 million tonnes of crude steel production in 2005 and a value added product mix, has transformed itself in the last few years through various initiatives including the successful "Restoring Success" programme. A combination of Tata Steel and Corus will enable Corus to move towards the next level of strategic transformation through access to low cost intermediate steel and high growth markets in Asia. The strategic partnership between the two companies will create significant synergies across the value chain. The specific benefits will include cross fertilisation of research and development capabilities in the automotive, packaging and construction sectors, sharing of best practices between the two organisations, rationalisation of costs across the businesses and creation of a strong management team to pursue future growth in the steel industry. In the longer term, the option to supply intermediate steel from India to the finishing facilities in the UK may offer further benefits.


6.    Tata Steel's intentions regarding the business of Corus

Tata Steel's long term vision for Corus will be to continue to pursue operational excellence with a focus on cost reduction, profitability and efficiency. The European management team will be committed to pursuing growth and shareholder value creation alongside expanding the customer base, the product range and the geographic footprint.

7.    Management, employees and locations

Tata Steel attaches great importance to the skills and experience of the current management team and employees of Corus Group. Tata Steel has requested that the senior management of Corus Group continue in their current roles following completion of the Acquisition.

Upon completion of the Acquisition, Tata Steel intends to nominate Jim Leng and Philippe Varin for appointment as directors of Tata Steel. Jim Leng would become Deputy Chairman. David Lloyd would attend the board meetings of Tata Steel. In addition, as soon as possible following completion, Tata Steel intends to take all steps necessary to enable the appointment of Jacques Schraven and Anthony Hayward as additional directors. Philippe Varin will report to the Chairman of Tata Steel, Mr Ratan Tata. Tata Steel intends to appoint Philippe Varin as its Deputy Managing Director one year after completion of the Acquisition.

Upon completion, a new board of Corus will be established. This will be chaired by Mr Ratan Tata. Jim Leng will serve as Deputy Chairman. The other Board members will include Philippe Varin, David Lloyd and Rauke Henstra, together with Jacques Schraven and Anthony Hayward and two other current non-executive directors of Corus. Representatives from Tata Steel on the Corus board will be B Muthuraman, A Gandhi and I Hussain.

Mr Ratan Tata will be Chairman of the Strategic and Integration Committee of Tata Steel. This Committee will also comprise B Muthuraman, Philippe Varin, K Chatterjee, David Lloyd, T Mukherjee and Rauke Henstra. The role of this Committee will be to oversee the progressive integration of the two companies and, in addition, to direct the overall strategy of the enlarged group.

At the request of Tata Steel, it is intended that Philippe Varin and David Lloyd will remain with the new group for a minimum period of two years and, thereafter, a twelve month notice period will apply. Rauke Henstra will also remain with the new group. Detailed terms remain to be agreed but it is intended that their new remuneration arrangements will be substantially consistent with their current remuneration.

Tata Steel intends that the existing contractual and statutory employment and pension rights of all directors and employees of Corus Group will be fully safeguarded upon completion of the Acquisition.

Tata Steel's plans do not involve any material change in the conditions of employment of Corus Group's employees, nor are there any current plans to change the principal locations of Corus

Group's business. Tata Steel will continue to be headquartered in India.


8.    Pension Schemes

Tata Steel has held discussions with sub-committees of the British Steel Pension Scheme and Corus Engineering Steels Pension Scheme, being the two main Corus Group UK pension schemes. These on-going discussions have been constructive and satisfactory in working towards a shared framework as to how Tata Steel and the two pension schemes will work together. As part of these discussions, Tata Steel has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steels Pension Scheme, by paying (pound)126 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009. This offer and the framework will be put to the respective Trustee Boards.


9.    Information on Corus

Corus is one of the world's largest steel producers. Operations are organised into three principal divisions: Strip Products, Long Products and Distribution & Building Systems. Corus employs approximately 41,000 people, the majority of whom are based in the UK, the Netherlands and other western European locations.

Corus' strategy is focused on carbon steel to further develop a strong and sustainable competitive position in its Western European markets and locations and to improve its exposure to lower cost, higher growth regions.

The Corus Group produces carbon steel at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at Ijmuiden. Engineering steels are produced in the UK at Rotherham using the electric arc furnace method.

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU Corus has sales offices in around 30 countries, supported by a worldwide trading network. Combining this global expertise with local consumer service, Corus offers value, reliability and innovation. The Corus brand represents a mark of quality, loyalty and strength.

In 2005, about 60 per cent. of Corus' crude steel production was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 35 per cent. of hot rolled coil was sold without further processing in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Group's steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

Corus announced on 1 August 2006 that it had completed the sale of its downstream aluminium rolled products and extrusions businesses to Aleris International for a gross consideration of (euro)826 million (c. (pound)570 million), achieving its stated aim to focus on its carbon steel operations.

For the year ended 31 December 2005, Corus reported revenues of approximately (pound)9.2 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of (pound)947 million and profit after tax of (pound)432 million (all as restated for continuing operations in the first quarter results announcement).

For the half year ended 1 July 2006, Corus reported revenues of approximately (pound)4.7 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of (pound)433 million and profit after tax of (pound)106 million (all on a continuing operations basis).


10.   Information on Tata Steel

Tata Steel is India's largest private sector steel company with 2005/06 revenues of $5.0 billion, a current market capitalisation of $6.4 billion and crude steel production of 5.3 million tonnes across India and South-East Asia. It is a vertically integrated manufacturer and is one of the world's most profitable and value creating steel companies. Tata Sons, Tata Steel and other Tata companies had combined revenues in 2005/06 of approximately $22 billion. Tata Sons' current investments are valued at approximately $50 billion.

Tata Steel intends to pursue a "de-integrated" business model for its future growth where the steel making facilities are located in proximity to the raw material source, and the finishing capacities are located close to the consumers. For over ninety years, Tata Steel concentrated primarily on its domestic market. However, over the past two years, it has shifted its focus to take advantage of the fast-growing steel market in South East Asia. Tata Steel has acquired finishing capacities in Asia - through NatSteel Asia in February 2005, which has a capacity of approximately 2 mtpa of finished steel and, in March 2006, a 67 per cent. equity stake in Millennium Steel, Thailand, which has a capacity of 1.7 mtpa of steel - and now has operations spanning eight South East Asian and Pacific Rim countries.

Tata Steel's sales mix comprises approximately two thirds flat products and approximately one third long products. The flat products comprise hot rolled, cold rolled and coated products. Tata Steel also manufactures ferro-chrome and ferro-manganese products from its integrated chrome ore mines, and other products such as bearings. The long products comprise value-added finished products such as wires, wire rods and merchant bars, and also semi-finished products in the form of billets.

Tata Steel's strategic intention is to focus on the high-end and fast-growing automotive sector and the expanding construction industry. It is pursuing an extensive expansion programme including targeted capacity expansion in its existing plants and a wide range of greenfield projects in India, Bangladesh, South Africa and Iran. Furthermore, with its wire manufacturing facilities in India, Sri Lanka, and Thailand, Tata Steel intends to play a significant role in the global wire business.

For the year ended 31 March 2006, Tata Steel reported revenues of $5.0 billion, earnings before interest, tax, depreciation and amortisation of $1.5 billion and profit after tax of $0.8 billion.


11.   Information on Tata Steel UK

Tata Steel UK, a UK resident wholly-owned indirect subsidiary of Tata Steel was formed for the purpose of making the Acquisition. Tata Steel UK has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Proposals and the financing of the Acquisition.

The current directors of Tata Steel UK are Mr B. Muthuraman, Mr K. Chatterjee and Mr S. A. Hasan. Further information in relation to Tata Steel UK will be contained in the Scheme Document.


12.   Corus Share Schemes and Convertible Bonds

Appropriate proposals will be made in due course to participants in the Corus Share Schemes and to Convertible Bondholders.


13.   Corus Deferred Shares

The issued share capital of Corus included 3,130,418,153 deferred shares of 40 pence each as at 20 October 2006. These Corus Deferred Shares were created in connection with a capital reorganisation of Corus effected in December 2003. They carry no voting or dividend rights and are effectively worthless.

It is anticipated that Corus will exercise its authority, pursuant to Article 5 (note 3(ii)(d)) of the

Corus Articles, to elect a transfer thereof to a nominee which will be registered as the Corus Deferred Shareholder. As part of the Proposals, it is intended that the Corus Deferred Shares be cancelled for no consideration on the Effective Date. It is intended that the reserve arising from the cancellation of the Corus Deferred Shares will be capitalised in favour of Tata Steel UK (and/or its nominee(s)).

Further information on the proposed cancellation of the Corus Deferred Shares will be contained in the Scheme Document.


14.   Financing

The Acquisition will be funded by a cash contribution by Tata Steel to Tata Steel UK to the extent of (pound)1,836 million. In addition, Standard Chartered Bank has provided subordinated debt financing to the extent of (pound)196 million to Tata Steel UK. To finance the balance of the consideration due under the Acquisition, Tata Steel UK has in place senior, mezzanine bridge and working capital loan facilities of a total aggregate amount of (pound)3,300 million (comprising senior term loan facilities of (pound)1,600 million, a (pound)350 million senior revolving credit facility and a (pound)1,350 million mezzanine bridging loan facility), which have been jointly arranged and fully underwritten by Credit Suisse, ABN AMRO and Deutsche Bank. These debt facilities will also be used to refinance the majority of the existing debt of the Corus Group (including, it is currently anticipated, the existing public debt), provide working capital for the Corus Group after completion of the Acquisition and pay certain fees and expenses associated with the Acquisition.

ABN AMRO and Deutsche Bank, as joint financial advisers to Tata Steel and Tata Steel UK, are satisfied that sufficient resources are available to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme. Further information on the financing of the Proposals will be set out in the Scheme Document.

Under the agreement for the provision of the debt facilities, Tata Steel UK has agreed, save as may be required by the Panel or the Court, not to waive, amend, withdraw or agree not to enforce any material term or condition of the Scheme in any material respect without the prior consent of the agent for each debt facility agreement.


15.   Irrevocable undertakings

Tata Steel UK has received irrevocable undertakings to vote in favour of the Proposals and the resolutions at the Court Meeting and EGM from the directors of Corus in respect of 1,164,365 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus. These undertakings are in respect of their entire beneficial holdings of Corus Shares. These undertakings will cease to have any effect if: (i) the Scheme is withdrawn; or (ii) the Corus Directors withdraw, qualify or modify their recommendation to Corus Shareholders in accordance with the terms of the Implementation Agreement; or (iii) in the event that the Implementation Agreement is terminated in accordance with its terms. Appendix III contains further details relating to these undertakings.

The ordinary share capital figures and percentage set out in this paragraph reflect the position as at 19 October 2006, being the last day prior to this announcement.


16.   Structure of the Acquisition, delisting and re-registration

It is intended that the Acquisition will be effected by means of a Court sanctioned scheme of arrangement between Corus and Corus Shareholders under section 425 of the Companies Act. The procedure will involve an application by Corus to the Court to sanction the Scheme and confirm the cancellation (or, where applicable including in relation to Loan Note Elected Shares, the transfer) of all Scheme Shares, in consideration for which Corus Shareholders will receive cash (or, other than US Holders, ADS Holders and Restricted Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of Loan Note Elected Shares) as described in paragraph 2 of this announcement. The implementation of the Scheme is subject to the further terms and conditions set out in Appendix I and the full terms and conditions which will be set out in the Scheme Document and will only become effective if, among other things, the following events occur:

o a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy at the Court Meeting, representing not less than three-quarters in value of the Scheme Shares held by such Scheme Shareholders;

o the special resolution to implement the Scheme and to amend the Corus Articles is passed at the Extraordinary General Meeting; and

o the Scheme is sanctioned (with or without modification), and the associated Reduction of Capital is confirmed, by the Court and the Scheme becomes effective by registration of the Court Orders with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

The purpose of the Scheme is to provide for Tata Steel UK to become the owner of the whole of the issued ordinary share capital of Corus. This is to be achieved by:

o     the cancellation of the Corus Deferred Shares;

o the cancellation of the Cancellation Shares (including those represented by Corus ADSs) held by Cancellation Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new Corus Shares (which is equal to the number of Cancellation Shares cancelled) and issuing them to Tata Steel UK, in consideration for which Cancellation Shareholders will receive cash on the basis set out in paragraph 2 of this announcement; and

o immediately after the cancellation of the Cancellation Shares and the issue of new Corus Shares to Tata Steel UK, the transfer by Corus Shareholders to Tata Steel UK of the Loan Note Elected Shares in accordance with the Scheme in consideration for which relevant Scheme Shareholders will be issued Loan Notes, on the basis set out in paragraph 17 of this announcement, instead of the cash to which they would otherwise have been entitled to receive.

Under the Implementation Agreement, Tata Steel UK has reserved the right to instruct Corus to alter the terms of the Scheme so as to designate all the Scheme Shares (including Cancellation Shares) as Transfer Shares. Any Scheme Shares so designated will not be cancelled but will be transferred to Tata Steel UK pursuant to the Scheme.

The Scheme is expected to become effective on or about 16 January 2007, subject to satisfaction of the conditions set out in Appendix I to this announcement, with consideration being despatched by Tata Steel UK to Corus Shareholders and the ADS Depositary on behalf of ADS Holders no later than 14 days after the Effective Date. If the Scheme has not become effective by 20 July 2007, or such later date as Tata Steel UK and Corus may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming effective, it will be binding on all Corus Shareholders, irrespective, in the case of Corus Shareholders, of whether or not they attended or voted at the Court Meeting or the EGM (and if they attended and voted, whether or not they voted in favour). Although ADS Holders will not be entitled to attend the Court Meeting or the EGM, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Corus Shares underlying their ADSs.

Tata Steel UK intends to make applications to the UK Listing Authority for the listing of Corus Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange's market for listed securities, and to the Amsterdam Stock Exchange for the Corus Shares admitted to trading on the Amsterdam Stock Exchange to be delisted from the Amsterdam Stock Exchange, in each case with effect as of or shortly following the Effective Date. It is also expected that, following the Effective Date, the Corus ADS programme and the Deposit Agreement will be terminated, the Corus ADSs will be delisted from the New York Stock Exchange and the Corus ADSs and the underlying Corus Shares will be de-registered with the United States Securities and Exchange Commission. Tata Steel UK intends to re-register Corus as a private company as soon as it is appropriate to do so under the provisions of the Companies Act.

The Scheme will contain a provision for Corus to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. Corus has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of Corus Shareholders unless Corus Shareholders were informed in advance.

Tata Steel UK reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude Corus Shareholders resident in Canada. In addition, Tata Steel UK has agreed that any Offer would be subject to a 75 per cent. acceptance condition and would remain open for at least 14 days after the date of the indication from the European Commission or the Office of Fair Trading satisfying condition 2 set out in Part 1 of Appendix I of this announcement, and in accordance with applicable laws and regulations save that in no circumstance shall any such Offer be required to remain open beyond 20 July 2007 (or such lesser period as may be required by the Panel).

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Corus Shareholders and ADS Holders may participate in the Proposals.


17.   Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, Corus Shareholders (other than Restricted Overseas Persons, US Holders and ADS Holders and Convertible Bondholders in respect of their Convertible Bonds, who may not participate in the Loan Note Alternative) will, subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note Form of Election, be able to elect to receive Loan Notes to be issued by Tata Steel UK on the following basis:

For every (pound)1 of cash consideration    (pound)1 nominal value of Loan Notes

US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative.

The Loan Notes will be issued by Tata Steel UK, credited as fully paid, in amounts and integral multiples of (pound)1 and the balance of any entitlement that is not a whole multiple of (pound)1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Tata Steel UK and will be guaranteed as to payment of principal and interest by a reputable financial institution. The Loan Notes will bear interest at a rate of 1 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable, on not less than 14 days notice, in whole or in part for cash at par at the option of noteholders on any business day between the First Payment Date and 31 December 2012 (both dates inclusive).

Unless Tata Steel UK decides otherwise, no Loan Notes will be issued by Tata Steel UK unless, on or before the date on which the Scheme becomes effective in accordance with its terms, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds (pound)20 million. If such aggregate nominal value is less than (pound)20 million, any such election shall, unless Tata Steel UK decides otherwise, be void and the relevant Corus Shareholders will be deemed to have elected for cash. Tata Steel UK may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for at least 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below (pound)2 million. Tata Steel UK may purchase any Loan Notes which have been in issue for at least 6 months at a price by tender available to all holders of Loan Notes alike (provided that under the terms of such tender offer, no holders of Loan Notes will be required to sell their Loan Notes to the Company), or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of (pound)500. If not previously redeemed, the final redemption date will be 20 October 2012. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date. The Loan Notes will not be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

Up to a maximum amount of (pound)400,000,000 of Loan Notes in aggregate, nominal value will be available under the Loan Note Alternative. To the extent that Corus Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each Corus Shareholder who so validly elects will be scaled down pro rata to the number of Corus Shares in respect of which he has elected for the Loan Note Alternative.

Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

Unless Tata Steel UK otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of the Netherlands, Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from, the Netherlands, Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction. The Dutch Listing Authority has not reviewed, approved or disapproved of this announcement, the Proposals or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this announcement.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the Loan Note Deadline.

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law and will be unsecured obligations of Tata Steel UK.

Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.


18.   Implementation Agreement

Tata Steel, Tata Steel UK and Corus have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. Further information regarding this Agreement will be set out in the Scheme Document. In particular, the Implementation Agreement contains the principal provisions set out below.

Undertakings to implement the Scheme

Corus has undertaken to Tata and Tata Steel UK to take certain steps to implement the Scheme, in accordance with an agreed indicative timetable, including the despatch of the Scheme Document, convening the Court Meeting and the EGM, and taking steps to seek the Court Orders at the Court Hearings to make the Scheme effective.

Corus' obligations under the Implementation Agreement to take steps to implement the Scheme are subject to the fiduciary duties of the Corus Directors as follows. In summary:

      (a) the implementation obligations cease if, prior to the posting of the Scheme Document, a Relevant Event occurs (and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to give (or not withdraw or adversely modify) a recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code;

      (b) the implementation obligations (other than the obligation to hold the Court Meeting and the EGM and obligations related thereto) cease if, following the posting of the Scheme Document but prior to the holding of such meetings, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to withdraw or adversely modify their recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code; and

      (c) the implementation obligations cease if, following the resolutions at the Court Meeting and the EGM being passed by the requisite majorities but before the Court has granted the Scheme Order, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to seek the Scheme Order at the Scheme Hearing (or any ancillary or preparatory step) would be a breach of their fiduciary duties or their obligations under the Code. In addition, Corus has certain rights to seek an adjournment of the Court Meeting and/or the EGM and to delay the despatch of the Scheme Document where a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to do so would be a breach of their fiduciary duties or their obligations under the Code. In addition, subject to the fiduciary duties of the Corus Directors, Tata Steel UK has certain rights to require, acting reasonably, the Corus Directors to seek an adjournment of the Court Meeting and/or the EGM.

Inducement Fee

As a pre-condition to Tata Steel UK agreeing to announce the Scheme, Corus has agreed in the Implementation Agreement to pay the Inducement Fee to Tata Steel UK if, after the announcement of the Scheme, the Acquisition is withdrawn or lapses without becoming unconditional in all respects and:

      (a) prior to such withdrawal or lapse, the Corus Directors either do not unanimously recommend the Acquisition or, having made such a recommendation, withdraw or adversely modify it;

      (b) (where the Acquisition is being made by way of the Scheme) following the resolutions to be proposed at each of the Court Meeting and the EGM having been passed by the requisite majorities, the Corus Directors do not, in breach of the Implementation Agreement or because their fiduciary duties require it, seek the Scheme Order at the Scheme Hearing; or

      (c) prior to such withdrawal or lapse, a public announcement of an Alternative Proposal is made and such Alternative Proposal is declared (whether before or after the withdrawal or lapse of the Acquisition) unconditional in all respects, becomes effective or otherwise completes.

In relation to the provisions described above, Corus will not be regarded as having withdrawn or adversely modified its recommendation where any adjournment of the Court Meeting and/or the EGM or any postponement of the despatch of the Scheme Document is made with the consent of Tata Steel and Tata Steel UK.


Non-solicitation arrangements

Corus has undertaken in the Implementation Agreement not to solicit, encourage, initiate or otherwise seek to procure any Competing Proposal, nor to enter into or participate in any discussions or negotiations or correspondence relating to any Competing Proposal, save that Corus shall not be prohibited from responding to unsolicited enquiries from third parties (nor from providing due diligence information to them) to the extent that the Corus Directors consider that they would be in breach of their fiduciary duties not to do so. Corus is also free to provide any information duly requested by any regulatory authority.

Corus has also agreed to inform Tata Steel UK promptly of any approach received from a third party relating to a Competing Proposal, including the material terms thereof. It has also agreed to inform Tata Steel of any request for information by a third party received by it under Rule 20.2 of the Code.

Termination

The Implementation Agreement may be terminated in the following circumstances:

      (a) by agreement in writing between Tata Steel, Tata Steel UK, and Corus at any time;

      (b) if the Effective Date has not occurred (or if the Acquisition is being implemented by way of the Offer the Offer has not been declared wholly unconditional) by 20 July 2007 or such lesser period permitted or required by the Panel;

      (c) upon service of a written notice by Tata Steel UK on Corus stating that: (i) any of the conditions to the Scheme or Offer which has not been waived is (or has become) incapable of satisfaction and (where capable of waiver) will not be waived, and (ii) the Panel has finally determined that the circumstances are of such material significance that it has permitted the Acquisition to be withdrawn;

      (d) one month following the date of the Court Meeting or Corus EGM (or such lesser period of time as may be permitted or required by the Panel), if the Scheme is not approved by the requisite majority of Corus Shareholders at the Court Meeting of Corus Shareholders or the EGM Resolution is not passed by the requisite majority at the Corus EGM and Tata Steel has not exercised its right to implement the Acquisition by means of an Offer within such period;

      (e) one month following the date of the Scheme Hearing if the Court refuses to sanction the Scheme and Tata Steel UK has not exercised its right to implement the Acquisition by means of an Offer within such period; or

      (f)   if Corus pays the Inducement Fee to Tata Steel.


19.   Disclosure of interests in Corus

Except as disclosed in this paragraph 19, as at the date of this announcement neither Tata Steel or Tata Steel UK, nor any of the directors of Tata Steel or Tata Steel UK, nor, so far as Tata Steel and Tata Steel UK are aware, any person acting in concert with Tata Steel or Tata Steel UK, (i) has any interest in or right to subscribe for any relevant Corus securities, nor (ii) has any short positions in respect of relevant Corus securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Corus securities (save for any borrowed shares which have been on-lent or sold).

The interests of the ABN AMRO Group consist of, as at 18 October 2006, a long position of 2,415 Corus ADSs and a short position of 4,830 Corus Shares.

The interests of the Deutsche Bank Group consist of, as of 18 October 2006, a long position of 5,094,257 Corus Shares, a long position of 472,597 Dutch Bonds and a long position of 76,336 Euro Bonds.


20.   Overseas shareholders

The availability of the Proposals to Corus Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to US Holders, ADS Holders or Restricted Overseas Persons. US Holders, ADS Holders and Restricted Overseas Persons will only be entitled to receive cash consideration, and will not be eligible to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Under the terms of the Proposals, Tata Steel UK has reserved the right to make an Offer for Corus as an alternative to a Scheme. If Tata Steel UK exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.


21.   General

The Scheme will be made on the terms and subject to the Scheme Conditions set out herein and in Appendix I, and to be set out in the Scheme Document. The Scheme Document will be posted to Corus Shareholders and ADS Holders and made available, for information only, to participants in the Corus Share Schemes and Convertible Bondholders, as soon as practicable and in any event within 28 days of the date of this announcement unless agreed otherwise with the Takeover Panel.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the London Stock Exchange, the UK Listing Authority and the Amsterdam Stock Exchange.

Neither Tata Steel nor Tata Steel UK nor, so far as Tata Steel and Tata Steel UK are aware, any person acting in concert with Tata Steel or Tata Steel UK, has any arrangement in relation to relevant Corus securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Corus securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains certain details relating to the irrevocable undertakings given by the Corus Directors. Appendix IV contains the definitions of certain terms used in this announcement.



Enquiries:

Tata Steel Limited
Koushik Chatterjee, Vice President Finance             Tel: +91 (0) 22 5665 8112
Sanjay Choudhry, Head of Corporate Communications      Tel: +91 (0) 22 5665 7289

ABN AMRO (financial adviser to Tata Steel and broker to the Acquisition)
Jitesh Gadhia                                          Tel: +44 (0) 20 7678 7678
Richard Walker                                         Tel: +44 (0) 20 7678 1451
Peter Meinertzhagen (corporate broking)                Tel: +44 (0) 20 7678 8000
Paul Nicholls (corporate broking)                      Tel: +44 (0) 20 7678 8000

Deutsche Bank (financial adviser to Tata Steel and broker to the Acquisition)
Brett Olsher                                           Tel: +44 (0) 20 7545 8000
Anthony Parsons                                        Tel: +44 (0) 20 7545 8000
Charlie Foreman (corporate broking)                    Tel: +44 (0) 20 7545 8000

Financial Dynamics (PR adviser to Tata Steel - UK)     Tel:+44 (0) 20 7269 7121
Andrew Lorenz
Richard Mountain
Christopher Clark

Vaishnavi Corporate Communications (PR adviser to Tata Steel - India)
Manoj Warrier                                          Tel: +91 (0) 22 6656 8787
Natasha Pal                                            Tel: +91 (0) 22 6656 8787
Vishal Mehta                                           Tel: +91 (0) 22 6656 8787

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4504

Credit Suisse (lead financial adviser to Corus)
James Leigh-Pemberton                                  Tel: +44 (0) 20 7888 8888
Jeremy Fletcher                                        Tel: +44 (0) 20 7888 8888
Zachary Brech                                          Tel: +44 (0) 20 7888 8888

JPMorgan Cazenove (joint financial adviser and corporate broker to Corus)
Edmund Byers                                           Tel: +44 (0) 20 7588 2828
Barry Weir                                             Tel: +44 (0) 20 7588 2828
Matthew Lawrence                                       Tel: +44 (0) 20 7588 2828

HSBC (Rule 3 adviser to Corus)
Adrian Coates                                          Tel: +44 (0) 20 7992 2326
Charles Packshaw                                       Tel: +44 (0) 20 7992 2162
Raj Kohli                                              Tel: +44 (0) 20 7992 2328
Jan Sanders                                            Tel: +44 (0) 20 7992 2115

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg


This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The Proposals will be made solely through the Scheme Document and the relevant Convertible Bond Proposals Document, which will contain the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document or, in relation to the Convertible Bond Proposals, the relevant Convertible Bond Proposals Documents.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Proposals or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority:
BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Tata Steel and Tata Steel UK and no one else in connection with the Proposals and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in connection with the Proposals.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not advising any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Proposals or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Proposals or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposals or any matters referred to herein.

The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders and bondholders will be contained in the Scheme Document and the relevant Convertible Bond Proposals Document.

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus will prepare the Scheme Document to be distributed to Shareholders. Tata Steel, Tata Steel UK and Corus urge Corus Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Proposals.

Tata Steel UK reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations
2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If Tata Steel UK exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel UK and permitted by applicable law and regulation, the Loan Notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

This announcement includes 'forward-looking statements' under United States securities laws, including statements about the expected timing of the Acquisition, the expected effects on Corus of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and steelmaking capacity and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward looking statements contained in this announcement are made as of the date hereof and Corus, Tata Steel and Tata Steel UK assume no obligation and do not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.


Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by Tata Steel, Tata Steel UK or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

                                   APPENDIX I

                      TERMS AND CONDITIONS OF THE PROPOSALS


Part I - Terms and conditions of the Scheme

The Scheme will comply with the applicable rules and regulations of the London Stock Exchange, the Amsterdam Stock Exchange, the UK Listing Authority, the Takeover Code and the Takeover Panel, will be governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out below and to be set out in the Scheme Document.

All dates and times mentioned refer to London time.

The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 20 July 2007 (or such lesser period as may be required by the Panel or such later date as Tata Steel UK and Corus may, with the consent of the Panel, agree and the Court may allow). The Scheme will be conditional upon:

1.

1.1 approval of the Scheme by a majority in number, of the Corus Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Court Meeting or at any adjournment of that meeting, representing not less than three quarters in value of the Scheme Shares held by such Scheme Shareholders;

1.2 the special resolution required, amongst other things to implement the Scheme, the cancellation of the Corus Deferred Shares and the Reduction of Capital being duly passed by the requisite majority at the Extraordinary General Meeting or at any adjournment of that meeting;

1.3 the sanction of the Scheme and the confirmation of the cancellation of the Corus Deferred Shares and the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Corus and Tata Steel UK); and

1.4 an office copy of the Scheme Court Order and the Reduction Court Order (and the minute of the Reduction of Capital) being delivered for registration to the Registrar of Companies and being registered by the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

In addition, Corus and Tata Steel UK have agreed that the Acquisition will be conditional upon the matters set out in paragraphs 2 to 8 below and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived.

2.

2.1 insofar as the proposed acquisition of Corus by Tata Steel UK constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "Merger Regulation"), the European Commission indicating in terms satisfactory to Tata Steel UK that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation or make a referral to a competent authority in the United Kingdom or any other Member State of the European Union under Article 9(1) of the Merger Regulation in respect of the proposed acquisition of Corus by Tata Steel UK or any matter arising therefrom;


2.2 insofar as the proposed acquisition of Corus by Tata Steel UK constitutes a relevant merger situation within Part 3 of the Enterprise Act 2002, the Office of Fair Trading indicating in terms satisfactory to Tata Steel UK that it does not intend to refer the proposed acquisition to the Competition Commission for investigation under Part 3 of the Enterprise Act 2002;

3. no central bank, government or governmental, quasi-governmental, supranational, statutory, administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction (including merger control authorities in any jurisdiction) (each a "Relevant Authority") having decided or given notice of a decision to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order or taken any other steps and there continuing to not be outstanding any statute, regulation, order or decision which would or might reasonably be expected, in each case to an extent which is material to the wider Corus Group taken as a whole to:

3.1 make the Acquisition, its implementation or the acquisition or proposed acquisition of any of the Corus Shares by Tata Steel UK void, unenforceable or illegal, or otherwise restrict, restrain, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Scheme or the acquisition of any of the Corus Shares by Tata Steel UK;

3.2 result in a delay in the ability of Tata Steel UK, or render it unable, to acquire some or all of the Corus Shares or require a divestiture by Tata Steel UK or Tata Steel or any member of the Wider Tata Steel Group of any Corus Shares;

3.3 require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by Tata Steel UK or Tata Steel or any member of the Wider Tata Steel Group or by any member of the Wider Corus Group, in any such case of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them;

3.4 impose any limitation on, or result in a delay in, the ability of Tata Steel UK, Tata Steel or any member of the Wider Tata Steel Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in, or to exercise management control over, Corus or the ability of any member of the Wider Corus Group, Tata Steel UK or Tata to hold or exercise effectively any rights of ownership of shares, loans or other securities in, or to exercise management control over any member of the Wider Corus Group;

3.5 except pursuant to Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, require any member of the Wider Tata Steel Group or of the Wider Corus Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Corus Group or the Wider Tata Steel Group owned by any third party;

3.6 impose any limitation on the ability of any member of the Wider Corus Group to co-ordinate its business, or any part of it, with the businesses of any other members;

3.7 result in any member of the Wider Corus Group ceasing to be able to carry on business under any name which it presently does so;

3.8 otherwise adversely affect the business, assets, liabilities or profits of any member of the Wider Corus Group, and all applicable waiting and other time periods during which any such Relevant Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

4. save as otherwise agreed in the Implementation Agreement, all necessary notifications and filings having been made in all necessary jurisdictions in connection with the Acquisition, in accordance with applicable laws and contractual arrangements, and all statutory and regulatory obligations in connection with the Acquisition in any jurisdiction having been complied with and all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals ("Authorisations") deemed reasonably necessary or appropriate by Tata Steel UK in any jurisdiction for, or in respect of, the Acquisition or the proposed acquisition of the Corus Shares by Tata Steel UK or any member of the Tata Steel Group having been obtained in terms reasonably satisfactory to Tata Steel UK from all appropriate Relevant Authorities, or from any persons or bodies with whom any member of the Wider Corus Group has entered into contractual arrangements, all or any applicable waiting and other time periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction, having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all material Authorisations deemed reasonably necessary or appropriate by Tata Steel UK to carry on the business of any member of the Wider Corus Group) remaining in full force and effect and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

5. since 31 December 2005 and save as disclosed in the Annual Report or as fairly disclosed to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Corus Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject, which as a consequence of the Acquisition, or the proposed acquisition by Tata Steel UK or any member of the Wider Tata Steel Group of any shares or other securities (or the equivalent) in

      Corus or because of a change in the control or management of any member of the Wider Corus Group or otherwise, would or might result, in any case to an extent which is material in the context of the Wider Corus Group taken as a whole, in:

5.1 any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider Corus Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

5.2 the creation or enforcement of any mortgage, charge or other security interest, over the whole or any substantial part of the business, property or assets of any member of the Wider Corus Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

5.3 any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any obligation or liability arising or any action of an adverse nature being taken thereunder;

5.4 any assets or interests of any member of the Wider Corus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

5.5 any member of the Wider Corus Group ceasing to be able to carry on business under any name under which it presently does so;

5.6 the value or financial or trading position or profits of Corus or any member of the Wider Corus Group being prejudiced or adversely affected; or

5.7 the creation of any liability (actual or contingent) by any member of the Wider Corus Group, and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Corus Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs 5.1 to 5.7 of this condition 5.

6.    save as disclosed in the Annual Report, or as publicly announced through a

      Regulatory Information Service prior to the date of this announcement or as fairly disclosed to any member of the Tata Steel Group, no member of the Wider Corus Group having since 31 December 2005 in each case to an extent which is material in the context of the Corus Group taken as a whole:

6.1 issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between Corus and wholly-owned subsidiaries of Corus and save for options and awards granted, or awarded in the regular operation of the Corus Share Schemes);

6.2   sold or transferred or agreed to sell or transfer any Treasury Shares;

6.3 recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of Corus to Corus or to any of its wholly-owned subsidiaries;

6.4 other than pursuant to the Proposals, implemented, effected, or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings other than in the ordinary course of trading;

6.5 (save for transactions between Corus and its wholly-owned subsidiaries and transactions carried out in the ordinary course of business) acquired or disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset;

6.6 entered into or varied to a material extent or authorised, or proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude which is or could be, in any such case, materially restrictive on the business of any member of the Wider Corus Group;

6.7 entered into, or varied to a material extent, or terminated (other than by reason of serious breach of any service agreement or arrangement), or authorised the entry into, any service agreement or arrangement with any director or executive committee member, save for salary increases, bonuses or variations of terms in the ordinary course of business;

6.8 save in connection with the Proposals and the Convertible Bond Proposals, purchased, redeemed or repaid or authorised the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted between Corus and any wholly-owned subsidiaries of Corus;

6.9 waived, compromised or settled any claim otherwise than in the ordinary course of business;

6.10 terminated or varied the terms of any agreement or arrangement between any member of the Corus Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Corus Group taken as a whole;

6.11 (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

6.12 save as disclosed to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, made or agreed or consented to any material change to the terms of the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees;

6.13 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

6.14 (other than in respect of a member which is dormant and was solvent at the relevant time) taken or authorised any corporate action or had any action or proceedings or other steps instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

6.15 entered into any agreement, arrangement or commitment to effect any of the transactions, matters or events referred to in this condition 6;

7. since 31 December 2005, save as disclosed in the Annual Report or except as publicly announced by Corus (by the delivery of an announcement to a Regulatory Information Service), in each case prior to the date of this announcement, there having been:

7.1 no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Corus Group which is material in the context of the Wider Corus Group taken as a whole;

7.2 no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced, threatened or instituted by or against or remaining outstanding against or in respect of any member of the Wider Corus Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider Corus Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider Corus Group and which in any such case could have a material adverse effect on the Wider Corus Group taken as a whole; and

7.3 no contingent or other liability having arisen, been incurred by any member of the Wider Corus Group which might reasonably be expected to materially adversely affect any member of the Wider Corus Group and which in any such case is material in the context of the Wider Corus Group taken as a whole;

8. save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to the date of this announcement or as otherwise disclosed in the Annual Report or to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to the date of this announcement, Tata Steel UK not having discovered:

8.1 that the financial, business or other information concerning the Wider Corus Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Corus Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading and which is, in any case, material in the context of the Wider Corus Group;

8.2 that any member of the Wider Corus Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise, which is material in the context of the Wider Corus Group taken as a whole;

8.3 that any past or present member of the Wider Corus Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and wherever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Corus Group and which is material, in any such case, in the context of the Wider Corus Group taken as a whole;

8.4 there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Corus Group or its statutory predecessors under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case to an extent which is material in the context of the Wider Corus Group taken as a whole;

8.5 circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the Wider Corus Group which claim or claims would be likely to affect adversely any member of the Wider Corus Group; or

Subject to the requirements of the Panel, Tata Steel UK reserves the right to waive, in whole or in part, all or any of the above conditions 2 to 8 (inclusive).


Part II - Certain further terms and conditions of the Proposals

The terms and conditions of the Convertible Bond Proposals will be set out in the respective Convertible Bond Proposals Documents.

If Tata Steel is required by the Panel to make an offer for the Corus Shares under the provisions of Rule 9 of the Takeover Code, Tata Steel may make such alterations to any of the above conditions, including condition 1 above, and to the terms of the Proposals, as are necessary to comply with the provisions of that Rule.

The Proposals will lapse unless all the above conditions have been fulfilled or, where permitted, waived or, where appropriate, have been determined by Tata Steel UK to be or remain satisfied, by 11.59 p.m. on the date immediately preceding the date of the Scheme Hearing. Tata Steel UK shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2 to 8 (inclusive) by a date earlier than the latest date specified for the fulfilment of that condition notwithstanding that the other conditions of the Proposals may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Loan Note Elected Shares will be acquired by Tata Steel UK fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

Tata Steel and Tata Steel UK reserve the right to elect to implement the Acquisition by way of a takeover offer. Any such Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) at Tata Steel UK's election, on exclusion of Corus Shareholders resident in Canada, an acceptance condition set at seventy-five per cent. of the shares to which such Offer relates or such other lower percentage as Tata or Tata Steel UK may, subject to the Code, decide and a term that the Offer will remain open for acceptance for at least 14 days after the date on which the indication from the European Commission referred to in paragraph 2.1 of condition 2 or (as applicable) from the OFT referred to in paragraph 2.2 of condition 2 is received and in accordance with applicable laws and regulations, but in no circumstance shall the Offer be required to remain open beyond 20 July 2007 (or such lesser period as may be required by the Panel)), so far as applicable, as those which would apply to the Scheme.

The Proposals will lapse and the Scheme will not proceed if, after the date of this announcement and before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Acquisition.

For the purposes of this Appendix:

"subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given thereto by the Companies Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act;

"Wider Tata Steel Group" means Tata Steel or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Tata Steel Group or any partnership, joint venture, firm or company in which any member of the Tata Steel Group may be interested; and

"Wider Corus Group" means Corus or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Corus Group or any partnership, joint venture, firm or company in which any member of the Corus Group may be interested.

                                   APPENDIX II

                                BASES AND SOURCES


(a) The value of Corus as implied by the Price is based upon the fully diluted number of Corus Shares being 946,703,281, including 898,192,306 Corus Shares in issue on 17 October 2006 (including those represented by ADSs, but excluding those held in treasury), adjusted for the dilutive effect of in-the-money options and LEAP shares.

(b) The premia implied by the Price have been calculated based on closing Corus Share prices supplied by Datastream.

(c)   The multiple of Corus' underlying EBITDA implied by the Price is based on:
      (i) the value of the fully diluted share capital of Corus and the pro-forma net debt position (including finance leases) as at 1 July 2006 of (pound)814 million which is adjusted for the sale of the aluminium assets and cash from option proceeds, (ii) underlying EBITDA for the twelve months to 1 July 2006 of (pound)646 million from continuing operations and excluding the non-recurring pension credit of (pound)96 million, (iii) underlying EBITDA for the year ended 31 December 2005 of (pound)947 million which is adjusted for the sale of the aluminium assets.

(d) Unless otherwise stated, the financial information relating to Tata Steel and Corus has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

(e) The market capitalisation of Tata Steel is stated based on: (i) the closing price as at 19 October 2006, published on Bloomberg; (ii) the number of shares in issue as published on Tata Steel's web page; and (iii) the US$-INR exchange rate of 45.3 on 19 October 2006.

                                  APPENDIX III

                       DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of Corus Shares have given irrevocable undertakings as described in paragraph 15 of this announcement in respect of the number of shares set out below (which number includes any shares held under option):

Name                                          Number of Shares

Jim Leng                                      48,535
Philippe Varin                                869,362
Jacques Schraven                              10,000
Anthony Hayward                               10,555
Rauke Henstra                                 53,050
Kurt Lauk                                     5,000
David Lloyd                                   137,863
Andrew Robb                                   10,000
Noel Harwerth                                 10,000 (represented by 5,000 ADSs)
Eric van Amerongen                            10,000

                                   APPENDIX IV

                                   DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

    "ABN AMRO" or "ABN AMRO Group"      ABN AMRO Bank N.V. and its subsidiary
                                        undertakings

    "Acquisition"                       the acquisition of the entire issued and
                                        to be issued share capital of Corus
                                        (including such share capital held in
                                        the form of ADSs) and for the avoidance
                                        of doubt includes an acquisition of the
                                        Corus Shares implemented by way of the
                                        Scheme, or by way of an Offer

    "Act" or "Companies Act"            the Companies Act 1985, as amended

    "ADS" or "Corus ADS" an American depositary share, evidenced by an American depositary receipt representing two Corus Shares, issued by the ADS Depositary in accordance with the Deposit Agreement

    "ADS Depository"                    The Bank of New York, as depositary
                                        under the Deposit Agreement

    "ADS Holder"                        a holder of Corus ADSs

    "Alternative Proposal"              any proposal put forward by any third
                                        party which is not acting in concert
                                        with Tata Steel in respect of or for:
                                        (i) a takeover offer (whether or not
                                        subject to pre-conditions) or possible
                                        offer for the issued ordinary share
                                        capital of Corus or the sale, or
                                        possible sale (in one transaction or a
                                        series of transactions) of the whole of
                                        the assets or undertaking of the Corus
                                        Group, or any part of the same which is
                                        material in the context of the Corus
                                        Group; (ii) a merger, acquisition or
                                        other business combination, scheme of
                                        arrangement, exchange offer, or
                                        liquidation involving Corus or all or
                                        substantially all of the business of the Corus

                                        Group; or (iii) any proposal which
                                        would, if implemented result in a change of control (as such term is defined for the purposes of the Code) of Corus

    "Amsterdam Stock Exchange"          Euronext N.V. or Eurolist by Euronext

    "Annual Report"                     the annual report and accounts of Corus
                                        for the year ended 31 December 2005

    "Australia"                         the commonwealth of Australia, its
                                        territories and possessions and all
                                        areas subject to the jurisdiction and
                                        all political sub-divisions thereof

    "Authorisations"                    all material authorisations, orders,
                                        recognitions, grants, consents,
                                        clearances, confirmations, certificates, licences, permissions and approvals

    "business day"                      any day other than a Saturday, Sunday
                                        and public holiday on which banks are
                                        generally open for business in London
                                        other than solely for trading and
                                        settlement of Euro

    "Canada" Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub-divisions thereof

    "Cancellation Shares"               Scheme Shares other than Loan Note
                                        Elected Shares

    "Cancellation Shareholders"         holders of Cancellation Shares

    "certificated" or "in certificated  a share or other security which is not
    form"                               in uncertificated form

    "Companies Act"                     the Companies Act 1985 (as amended)

    "Company" or "Corus"                Corus Group plc

    "Competing Proposal"                any proposal put forward by any third
                                        party which is not acting in concert
                                        with Tata Steel, in respect of, or for:
                                        (i) a takeover offer (whether or not
                                        subject to pre-conditions) or possible
                                        offer for, the issued ordinary share
                                        capital of

                                        Corus or the sale, or possible sale, (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; (iii) any proposal which would, if implemented result in a change of control of Corus;
                                        (iv) any other transactions having a
                                        similar effect, the consummation of
                                        which could be reasonably expected to
                                        prevent, or impede, interfere with or
                                        delay the Acquisition, in each case
                                        howsoever it is proposed that such offer or proposal be implemented; (v) acquisition of or the acquisition of the voting rights in respect of 10 per cent. of the Corus Shares then in issue; or
                                        (vi) any material transaction (whether
                                        of a revenue or capital nature) outside
                                        the ordinary course of business

    "Convertible Bonds"                 (i) the Euro Bonds; and (ii) the Dutch
                                        Bonds

    "Convertible Bondholders"           holders of Convertible Bonds

    "Convertible Bond Proposals"        any proposals made to in due course to
                                        Convertible Bondholders

    "Convertible Bond Proposals         any document which sets out the terms
    Documents"                          and conditions of the Convertible Bond
                                        Proposals

    "Corus Articles"                    the articles of association of Corus

    "Corus" or "Company"                Corus Group plc

    "Corus Deferred Shares"             the deferred shares of 40 pence each in
                                        the capital of Corus

    "Corus Deferred Shareholder"        a holder of Corus Deferred Shares

    "Corus Directors"                   the directors of Corus from time to time

    "Corus Group"                       Corus, its subsidiaries and subsidiary
                                        undertakings from time to time and
                                        "member of the Corus Group" shall be
                                        construed accordingly

    "Corus Shares"                      ordinary shares of 50 pence each in the
                                        capital of Corus

    "Corus Share Schemes"               the Corus U.K. Executive Share Option
                                        Scheme, the Corus Overseas Executive
                                        Share Option Scheme, the Corus Executive
                                        Share Option Scheme, the Corus Sharesave
                                        Scheme, the Corus International
                                        Sharesave Scheme, the Corus Group
                                        Employee Share Ownership Plan, and the
                                        Corus Group plc Leveraged Equity
                                        Acquisition Plan

    "Corus Shareholders" or             holders of Corus Shares
    "Shareholders"

    "Court"                             the High Court of Justice in England and
                                        Wales

    "Court Orders"                      the Reduction Court Order and the Scheme
                                        Court Order

    "Court Meeting"                     the meeting of the Scheme Shareholders
                                        convened by order of the Court pursuant
                                        to section 425 of the Act, notice of
                                        which will be set out in the Scheme
                                        Document for the purposes of considering and if thought fit, approving the Scheme, including any adjournment thereof

    "Credit Suisse"                     Credit Suisse Securities (Europe)
                                        Limited

    "CREST" the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations) in accordance with which listed securities may be held and transferred in uncertificated form

    "CREST Regulations"                 the Uncertificated Securities
                                        Regulations 2001 (SI 2001 No. 3755) as
                                        amended from time to time

    "Daily Official List"               the Daily Official List of the London
                                        Stock Exchange

    "Deposit Agreement"                 the Amended and Restated Deposit
                                        Agreement among British Steel PLC, Corus
                                        Group plc, the ADS Depositary and ADS
                                        Holders, dated as of November 23, 1988,
                                        as amended and restated as of April 28,
                                        1995, as further amended and restated
                                        July 26, 1995, as further amended and
                                        restated as of October 6, 1999

    "Deutsche Bank"                     Deutsche Bank AG, London Branch

    "Deutsche Bank Group"               Deutsche Bank and its subsidiary
                                        undertakings

    "Dutch Bonds"                       the NLG 345,000,000 4.625 per cent.
                                        convertible subordinated bonds due 2007
                                        issued by Corus Nederland B.V.

    "Dutch Listing Authority"           Autoriteit Financiele Markten

    "Dutch Stock Exchange"              Euronext Amsterdam N.V.

    "EBITDA"                            earnings before interest, tax,
                                        depreciation and amortisation

    "Effective Date"                    the date on which (i) the Scheme becomes
                                        effective by registration of the Court
                                        Orders by the Registrar of Companies and issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the reduction of share capital associated with the Scheme; or (ii) if Tata Steel
                                        UK elects to implement the Acquisition
                                        by way of the Offer, such Offer becoming or being declared unconditional in all respects

    "EGM Resolution"                    the special resolution to approve,
                                        amongst other things, the cancellation
                                        of the entire issued share capital of
                                        Corus (save to the extent that, prior to the date of the EGM, Corus shareholders
                                        (other than Restricted Overseas Persons,
                                        US Holders and ADS Holders) have validly elected for the Loan Note Alternative in relation to such shares or Tata Steel has elected to designate all of the shares which are the subject of the Scheme Transfer Shares), the alteration of Corus' articles of association and such other matters as may be necessary to implement the Scheme and the de-listing of Corus Shares

    "Enterprise Act 2002" or "EA"       The Enterprise Act 2002

    "Euro Bonds"                        the (euro)307,000,000 3.0 per cent.
                                        guaranteed convertible unsubordinated
                                        bonds due 2007 issued by Corus and
                                        guaranteed by Corus UK Limited

    "Exchange Act"                      the United States Securities Exchange
                                        Act of 1934, as amended, and the rules
                                        and regulations promulgated thereunder

    "Extraordinary General Meeting"     the extraordinary general meeting of
    or "EGM"                            Corus convened in connection with the
                                        Scheme and the Reduction of Capital,
                                        notice of which will be set out in the
                                        Scheme Document, including any
                                        adjournment thereof

    "First Payment Date"                31 December 2006

    "HSBC"                              HSBC Bank plc

    "Implementation Agreement"          the agreement between Tata Steel, Tata
                                        Steel UK and Corus dated 20 October 2006 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 18 of this announcement and a copy of which is available for inspection at the registered office of Corus and the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY

    "Inducement Fee"                    1 per cent. of the value of the
                                        Acquisition calculated by reference to
                                        the price per Corus Share and the fully
                                        diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable)

    "Japan"                             Japan, its cities and prefectures,
                                        territories and possessions

    "JPMorgan Cazenove"                 JPMorgan Cazenove Limited

    "Listing Rules"                     the Listing Rules of the UK Listing
                                        Authority

    "Loan Note Alternative"             the alternative available under the
                                        Scheme whereby Corus Shareholders (other than Restricted Overseas Persons, US
                                        Holders and ADS Holders) may elect,
                                        subject to certain limitations and
                                        conditions, to receive Loan Notes
                                        instead of all or part of the cash
                                        consideration to which they would
                                        otherwise be entitled pursuant to the
                                        Scheme

    "Loan Note Deadline"                3.00 p.m. on the business day
                                        immediately prior to the Scheme Hearing

    "Loan Note Elected Shares"          Scheme Shares (if any) in respect of
                                        which valid elections have been made
                                        under the Loan Note Alternative in
                                        accordance with its terms

    "Loan Note Instrument"              the loan note instrument constituting
                                        the Loan Notes to be executed as a deed
                                        by Tata Steel UK

    "Loan Notes"                        the loan notes to be issued by Tata
                                        Steel UK pursuant to the Loan Note
                                        Alternative and to be guaranteed by a
                                        reputable financial institution

    "London Stock Exchange"             London Stock Exchange plc

    "mtpa"                              million tonnes per annum

    "Offer" should Tata Steel UK elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Tata Steel UK for all of the Corus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

    "Offer Document"                    the offer document published in
                                        connection with any Offer

    "Offer Period"                      the period commencing on 5 October 2006
                                        and ending on the earlier of the date on which the Scheme becomes effective and the date on which the Scheme lapses or is withdrawn

    "Panel" or "Takeover Panel"         the UK Panel on Takeovers and Mergers

    "Price"                             the amount of 455 pence for each Corus
                                        Share

    "Proposals"                         the proposed acquisition of the Corus
                                        Shares by Tata Steel UK to be effected
                                        by means of the Scheme, (or, should Tata
                                        Steel UK so elect, by means of an Offer) and the Convertible Bond Proposals

    "Record Date"                       the business day immediately preceding
                                        the Effective Date

    "Record Time"                       6.00 p.m. on the Record Date

    "Reduction Hearing"                 the hearing by the Court of the petition
                                        to confirm the reduction of share
                                        capital of Corus under section 137 of
                                        the Companies Act provided for by this
                                        Scheme, at which the Reduction Court
                                        Order is expected to be granted

    "Reduction Court Order"             the order of the Court confirming the
                                        reduction of share capital of Corus
                                        under section 137 of the Companies Act
                                        provided for by the Scheme

    "Reduction of Capital"              the reduction of the share capital of
                                        Corus by the cancellation of the
                                        Cancellation Shares, to be effected as
                                        part of the Scheme

    "Registrar of Companies"            the Registrar of Companies in England
                                        and Wales

    "Regulatory Information Service"    any of the services set out in Appendix
                                        3 to the Listing Rules from time to time

    "Relevant Authority"                a central bank, government or
                                        governmental, quasi-governmental,
                                        supranational, statutory,
                                        administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction

    "Relevant Event"                    an event or change of circumstance
                                        occurring that is not the result of a
                                        breach by Corus of its obligations under the Implementation Agreement

    "Restricted Overseas Persons"       a person (including an individual,
                                        partnership, unincorporated syndicate,
                                        limited liability company,
                                        unincorporated organisation, trust,
                                        trustee, executor, administrator or
                                        other legal representative) in, or
                                        resident in, or any person whom Tata
                                        Steel UK believes to be in, or resident
                                        in, Australia, Canada or Japan or with a registered address in the Netherlands and any custodian, nominee or trustee holding Corus Shares for persons in the Netherlands or with a registered address in the Netherlands and persons in any other jurisdiction (other than persons in the UK) whom Tata Steel UK is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Tata Steel UK regards as unduly onerous

    "Scheme" or "Scheme of              the scheme of arrangement proposed to be
    Arrangement"                        made under section 425 of the Act
                                        between Corus and Corus Shareholders,
                                        incorporating the Reduction of Capital,
                                        to be set out in full in the Scheme
                                        Document, with or subject to any
                                        modification, addition or condition
                                        approved or imposed by the Court

    "Scheme Conditions"                 the conditions of the Scheme as set out
                                        in Part I of Appendix I to this
                                        announcement and to be set out in full
                                        in the Scheme Document

    "Scheme Court Order"                the order of the Court sanctioning the
                                        Scheme pursuant to section 425 of the
                                        Companies Act

    "Scheme Document"                   the circular in respect of the Scheme to
                                        be despatched to Corus Shareholders and
                                        others, setting out amongst other
                                        things, the full terms and conditions to implementation of the Scheme as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the EGM

    "Scheme Hearing"                    the hearing by the Court of the petition
                                        to sanction Scheme, at which the Scheme
                                        Court Order is expected to be granted

    "Scheme Record Date"                6:00 pm (London time) on the day
                                        immediately before the date of the
                                        Reduction Hearing

    "Scheme Shareholders"               holders of Scheme Shares

    "Scheme Shares"                     all Corus Shares which are:

                                        (a) in issue at the date of the Scheme
                                        Document;

                                        (b) (if any) issued after the date of
                                        the Scheme Document and before the
                                        Voting Record Time; or

                                        (c) (if any) issued on or after the
                                        Voting Record Time and prior to 6.00
                                        p.m. on the Scheme Record Date, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Corus Shares held by
                                        Tata Steel UK or a member of the Tata
                                        Steel Group

    "Securities Act"                    the United States Securities Act of
                                        1933, as amended and the rules and
                                        regulations promulgated thereunder

    "Takeover Code" or "Code"           the City Code on Takeovers and Mergers

    "Tata Sons"                         Tata Sons Limited, a company registered
                                        in India with registered number
                                        200607690

    "Tata Steel"                        Tata Steel Limited a company registered
                                        in India with registered number 11-260

    "Tata Steel Group"                  Tata Steel Group, its subsidiaries and
                                        its subsidiary undertakings from time to time and "member of the Tata Steel
                                        Group" shall be construed accordingly

    "Tata Steel UK"                     Tata Steel UK Limited, a company
                                        incorporated in England and Wales under
                                        the Companies Act with registered number
                                        05887351

    "Transfer Shares"                   if Tata Steel UK exercises its right
                                        under the Implementation Agreement,
                                        those Corus Shares which are designated
                                        as "Transfer Shares" for the purposes of the Scheme and which will not be cancelled but will be transferred to Tata Steel UK pursuant to the Scheme

    "Treasury Shares"                   shares held as treasury shares as
                                        defined in Section 162A(3) of the
                                        Companies Act

    "uncertificated" or "in             a share or other security which is
    uncertificated form"                recorded on the register of shareholders
                                        of Corus as being held in uncertificated form (that is, in CREST) and title to which, by virtue of the CREST
                                        Regulations, may be transferred by means of CREST

    "United Kingdom" or "UK"            the United Kingdom of Great Britain and
                                        Northern Ireland

    "UK Listing Authority" or           the Financial Services Authority in its
     "UKLA"                             capacity as the competent authority for
                                        listing in the United Kingdom under Part
                                        VI of the Financial Services and Markets
                                        Act 2000

    "United States" or "US"             United States of America, its
                                        territories and possessions, any state
                                        of the United States and the District of Columbia

    "US Holder"                         holders of Corus Shares in the United
                                        States or with a registered address in
                                        the United States, and any custodian,
                                        nominee or trustee holding Corus Shares
                                        for persons in the United States or with a registered address in the United
                                        States

    "VAT" value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time

    "Voting Record Time"                the time and date specified in the
                                        Scheme Document by reference to which
                                        entitlement to vote on the Scheme will
                                        be determined, expected to be 6.00 p.m.
                                        (London time) on the day which is two
                                        days before the date of the Court
                                        Meeting or, if the Court Meeting is
                                        adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting